November 27, 2023

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Application and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kindly MD, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 20, 2023
File No. 333-274606

Ladies and Gentlemen:

Kindly MD, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 27, 2023, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form S-1/A filed November 20, 2023

Revenue, page 38

1. You disclose here that you “expect net sales to increase as the opioid and prescription medication management side of the business have a favorable impact on net sales through the remainder of 2023 and into 2024” but other disclosures appear to indicate that revenue from opioid and medication management treatments have been immaterial. Please clarify your disclosure by quantifying the amount of revenue in each period recognized from each of the revenue streams disclosed on pages 30-32.

RESPONSE: We have revised our disclosure in the Revenue section of the Registration Statement so it is consistent with the rest of the document and because the fiscal year is almost complete.

Note 8, page F-23

2. Please disclose the maturity date, stated interest rate, collateral and/or security provisions, and any other material terms of the loan payable to Wade Rivers.

RESPONSE: We have revised Note 8 to the financial statements to include the material terms of the Wade Rivers loan payable.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Kindly MD, Inc.

/s/ Tim Pickett
Tim Pickett
Chief Executive Officer